20014101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 Carroll Street - Suite
(No. and Street)

Pawnee	IL	62558
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric R Stark - (217) 498-7876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

3200 Robbins Road Suite 200A	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric R Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Oak Securities, Inc., as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

"OFFICIAL SEAL"
SALLY E ZIMMERMAN
Notary Public, State of Illinois
My Commission Expires 3/26/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK OAK SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

June 30, 2020

CONTENTS

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525
Ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Black Oak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Black Oak Securities, Inc. (an Illinois corporation) as of June 30, 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements, present fairly, in all material respects, the financial position of Black Oak Securities, Inc. as of June 30, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Black Oak Securities, Inc.'s management. Our responsibility is to express an opinion on Black Oak Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Black Oak Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplementary Information

Schedule 1 - Net Capital Computation has been subjected to audit procedures performed in conjunction with the audit of Black Oak Securities, Inc.'s financial statements. The supplementary information is the responsibility of Black Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule 1 - Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber Eck + Braeckel LLP

We have served as Black Oak Securities, Inc.'s auditors since 2009.

Springfield, Illinois
August 19, 2020

Black Oak Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2020

ASSETS

Cash and cash equivalents	$	269,640
Commissions receivable		32,405
Prepaid expenses		1,292
Illinois tax receivable		9,495
Total assets	$	312,832

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions payable	$	14,230
Federal income tax payable		1,614
Total liabilities		15,844
Common stock, $ 1 par value, 1,000 shares authorized, 610 shares issued and outstanding		610
Additional paid-in capital		5,390
Retained earnings		290,988
Total stockholders' equity		296,988
Total liabilities and stockholders' equity	$	312,832

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF OPERATIONS

For the year ended June 30, 2020

Revenue	
Securities commissions	$ 358,918
Investment income	767
Total revenues	359,685
Expenses	
Administration fees	176,685
Commissions	159,341
Other operating expenses	6,620
Total expenses	342,646
Income before income taxes	17,039
Income tax expense	12,147
Net income	$ 4,892

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended June 30, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at July 1, 2019	$ 610	$ 5,390	$ 286,096	$ 292,096
Net income	-	-	4,892	4,892
Balance at June 30, 2020	$ 610	$ 5,390	$ 290,988	$ 296,988

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2020

Cash flows from operating activities		
Net income	$	4,892
Adjustments to reconcile net income to net cash used by operating activities		
Increase in commissions receivable		(16,675)
Increase in Illinois tax receivable		(9,495)
Decrease in prepaid expenses		3,194
Increase in commissions payable		7,301
Increase in tax Liability		1,614
Net cash used by operating activities		(9,169)
Net decrease in cash and cash equivalents		(9,169)
Cash and cash equivalents at beginning of year		278,809
Cash and cash equivalents at end of year	$	269,640
Cash paid for income taxes	$	20,000

The accompanying notes are an integral part of this statement.

Black Oak Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2020

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

Black Oak Securities, Inc. (Company) began operations September 28, 1992, as a broker-dealer in securities. The Company does not receive directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry any accounts of, or for customers. The Company is exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that it carries no margin accounts and does not otherwise hold funds or securities for customers.

2. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits with banks and certificates of deposits to be cash.

3. Commissions

The Company contracts with mutual fund companies and insurers to offer access to shares and annuities of the entities to individual customers. The contracts with these entities provide for a single performance obligation. Commissions on first-time and recurring sales of shares and annuities are point-in-time transactions and revenue is recognized on the trade-date of the transaction. Commissions associated with the ongoing investment in the entities are earned and recognized on a quarterly basis. Commission expense to agents are recorded simultaneously with the recognition of the commission revenue.

4. Income Taxes

As of June 30, 2020, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

5. Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial statements through August 12, 2020, which is the date the financial statements were available to be issued. Through August 12, 2020, no subsequent events required recognition or disclosure in the financial statements.

6. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE B - INCOME TAXES

The components of the income tax provision for the year ended June 30, 2020, are as follows:

Current	
Federal	$ 11,642
State	505
	$ 12,147

NOTE C - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the net capital requirements of the Securities and Exchange Commission. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when:

a. Its aggregate indebtedness exceeds 15 times its net capital as those defined in Rule 15 c3-1, or

b. Its net capital is less than the minimum required.

At June 30, 2020, the Company's net capital and required net capital were $ 286,201 and $ 5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.06:1 or 5.54%.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company is related to Administrative Services, Inc. through common ownership and management. The financial activities of Administrative Services, Inc. are not included in the accompanying financial statements. Administrative Services, Inc. pays all common administrative expenses of the Company. Common administrative expenses are set forth in a signed agreement between Administrative Services, Inc. and the Company. The Company makes payments to Administrative Services, Inc. throughout the year for its share of these expenses. Expenses to Administrative Services, Inc. totaled $ 176,685 for the year ended June 30, 2020.

SUPPLEMENTARY INFORMATION

Black Oak Securities, Inc.

SCHEDULE 1 - NET CAPITAL COMPUTATION

June 30, 2020

Total assets	$	312,832
Total liabilities		15,844
Ownership equity		296,988
Less: Non-liquid assets		10,787
Haircut on securities		-
Adjusted net capital	$	286,201
Computation of aggregate indebtedness		
Other liabilities	$	15,844
Aggregate indebtedness	$	15,844
Computation of net capital requirement		
A - Net capital requirement (6-2/3% of aggregate indebtedness)	$	1,057
B - Minimum net capital requirement	$	5,000
Net capital requirement (greater of A or B)	$	5,000
Excess net capital	$	281,201
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	280,201
Ratio of aggregate indebtedness to net capital		0.06:1

There are no significant differences between the computation above and the computation filed with the June 30, 2020 Focus IIA.

BLACK OAK SECURITIES, INC.

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 30, 2020

Kerber, Eck & Braeckel LLP

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525
Ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Black Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Black Oak Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Black Oak Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) Black Oak Securities, Inc. stated that Black Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Black Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Black Oak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber Eck + Braeckel LLP

Springfield, Illinois
August 19, 2020

Exemption Report
(Notice Pursuant to Rule 15c3-3)

Broker or Dealer

Name: Black Oak Securities, Inc.
Address: 770 Carroll St. , Suite C
Pawnee, IL 62558
Telephone: 217-498-7876
SEC Registration Number: 8-45219
FINRA Registration Number: 30889

The Customer Protection Rule outlines three types of exemptions, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties such as clearing broker-dealers.

1. Black Oak Securities, Inc. is exempt from 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3. The applicable exemption being used is:
(k)(1) Exemption - Provided to broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to, customers.

2. Black Oak Securities, Inc. has met the exemption under 15c3-3(k)(1) throughout the most recent fiscal year without exception.

3. There have been no exceptions, therefore, there are none to identify.

I, the undersigned, hereby attest that all statements are current, correct and accurate to the best of my knowledge.

Signature: Eric R. Stark Date: 6/30/20

Name: Eric R. Stark

Title: President

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